Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Approval for Registration of Mid-Term Notes Issued by the Subsidiary of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

11 August 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2016-040

Announcement on the Approval for Registration of

mid-Term notes Issued by the Subsidiary of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Under the general mandate granted to the Board on issuance of debt financing instruments was approved at the 2014 annual general meeting of China Southern Airlines Company Limited (the “Company”), on 8 March 2016, the Board considered and approved the Xiamen Airlines Company Limited (“Xiamen Airlines”), to make an application to the National Association of Financial Market Institutional Investors (“NAFMII”) for the registration and issuance of mid-term notes with the aggregate maximum principal amount of RMB5 billion according to the relevant laws and regulations. For the relevant announcements in relation to the resolutions of general meeting and the Board meeting, please refer to the disclosure dated 1 July 2015 and 9 March 2016, respectively, published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn).

Xiamen has recently received the Notification Letter on Approval for Registration (Zhong Shi Xie Zhu [2016] No. MTN324, the “Notification Letter”) issued by NAFMII, which decided to approve the registration of mid-term notes of Xiamen Airlines, and clarified the key matters as follows:

1. The principal amount of mid-term notes is RMB4.7 billion, which is effective within two (2) years since the date of the Notification Letter. The mid-term notes will be jointly lead underwritten by China Development Bank and China Construction Bank Corporation.

2. Xiamen Airlines can issue the mid-term notes in tranches within the effective terms, and should disclose the issuance results through the recognized ways by NAFMII after completion of the issuance.

The Company will make the timely information disclosure according to the above-mentioned notification requirements and the requirements of relevant rules and guidance.

Board of Directors of

China Southern Airlines Company Limited

11 August 2016